Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-167099) of UGI Corporation as amended by Post-Effective Amendment No. 1, filed June 30, 2010, of our report dated June 22, 2018 (except for Note 4, for which the date is June 21, 2019), with respect to the statement of net assets available for benefits of the UGI HVAC Enterprises, Inc. Savings Plan as of December 31, 2017, the related statement of changes in net assets available for benefits for the year then ended, which report appears in the Annual Report on Form 11-K for the year ended December 31, 2018 of the UGI HVAC Enterprises, Inc. Savings Plan.

/s/ Morison Cogen LLP
Philadelphia, Pennsylvania
June 21, 2019